Sede legale: Piazza degli Affari, 2 - 20123 Milano

September 20, 2010

To:
Mr. Larry Spirgel - Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Italia S.p.A.
Form 20-F for the Year Ended December 31, 2009
Filed May 21, 2010

File No. 1-13882

Dear Mr. Spirgel:

Thank you very much for your letter dated August 31, 2010, setting forth further comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of Telecom Italia S.p.A. (“Telecom Italia”, also referred to in this letter as “we”).

Our responses to the Staff’s comments in your letter of August 31, 2010 on the 2009 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

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Form 20-F Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

1.	We note your response to prior comment 1 and your auditors’ proposed revision to their audit report. Please amend your Form 20-F to include this revised report.

Response:

As per our response in our letter of August 4, 2010 we will amend our 2009 Annual report on Form 20-F to include the revised audit report as annexed to our initial response letter. We will file the amended annual report promptly after we have resolved comment 2 of your comment letter dated August 31, 2010 which response is set forth immediately below.

Note 9 – Deferred Tax Assets and Deferred Tax Liabilities, page F-51

2.
We note your response to prior comment 3. Please explain your statement that “financial statements prepared in accordance with IFRS represent the basis to determine taxable income”. Based on this statement, it is unclear to us why there are differences between the carrying values and the tax bases of your assets and liabilities. In addition, please further explain the example you provided regarding restoration costs, including your accounting for such costs in your financial statements and your tax treatments of the costs before and after the “derivation regime”.

Response:

Starting from the year 2008 the tax law in Italy provided for IFRS adopters to determine taxable income starting from the IFRS financial statements. However, the IFRS financial statements represent only the basis to perform the calculation, which means that still under the “derivation regime” certain adjustments need to be performed in order to obtain the final taxable income (e.g. depreciation rates to be applied for tax purposes may differ from those resulting from the application of IAS 16 – Property, Plant and Equipment or IAS 38 – Intangible Assets): as a consequence, differences between carrying values and tax bases of assets and liabilities will continue to arise even under the derivation regime.

In addition, as stated in our letter of August 4, 2010, the tax law 244/2007 which introduced the “derivation regime” and was effective as of January 1, 2008, only provided for the tax treatment of assets, liabilities, profits and losses incurred starting from January 1, 2008 onwards. The derivation regime had to be applied prospectively, and the law did not contain any provision for the tax treatment of the assets and liabilities previously recognized in the IFRS balance sheets as of January 1, 2008 by IFRS adopters.

The tax treatment of assets and liabilities recognized in accordance with IFRS and carried on our balance sheet prior to January 1, 2008 is covered by a new tax law, Legislative Decree No. 185/2008, enacted in November 2008 and effective as of January 1, 2009. This law provides for the tax treatment of all differences between the carrying values and the tax bases of the assets and liabilities recognized in the balance sheet as of January 1, 2008 (date from which the derivation regime was applicable), still existing as of January 1, 2009 (first day of the year in which these differences could be eliminated).

To simplify a quite complex rule, the law gave Italian companies the option to eliminate differences arising from the application of IFRS, which still existed as of January 1, 2009 and would not have existed had the derivation regime been enacted at the time the first IFRS financial statements were prepared for statutory purposes. In order to do so, two different methodologies were provided, and the one we chose was described in our prior response. According to such methodology (defined as the “Global balance methodology”) the net negative difference (net book basis lower than net tax basis) is deductible on a straight-line basis over five years, starting from 2009.

This implies that the net negative difference between carrying values and tax bases of certain of our assets and liabilities as of January 1, 2009 will be deductible for tax purposes over a five year period or through the year 2013.

To summarize, as a consequence of utilizing one of the methodologies provided by Legislative Decree No. 185/2008:

•
Carrying values and tax bases of assets and liabilities recognized prior to January 1, 2008 and still existing at January 1, 2009 are realigned as of January 1, 2009 and no further temporary differences exist or may arise in future years, unless changes in accounting policies or in the tax treatment of such assets and liabilities occur.

•
At the same time, the net deductible temporary difference which existed as of January 1, 2009 in connection with these assets and liabilities was deducted in 2009 (and will be deducted in the following four years) in determining our taxable profit. This represents a tax benefit which we will realize over the five year period 2009-2013, and is included in the net deferred tax asset which we continue to recognize in our consolidated financial statements in accordance with paragraph 34 of IAS 12 – Income taxes. As of December 31, 2009 the unused tax credit amounts to approximately 240 million euros.

•
The new law did not result in the recognition of additional deferred tax assets nor did it change the tax asset recognition criteria. Rather it specified the period of reversal (5 years) of the unused tax credit and consequently of the deferred tax assets already recognized and related to assets and liabilities to which the realignment has been applied.

 One example of assets and liabilities which were recognized prior to January 1, 2008 and having carrying values different from their tax bases and to which the “Global balance methodology” was applied are those related to restoration costs.

Since the IFRS first time adoption we recognize restoration liabilities (which we define as “Provision for restoration costs”) in connection with our contractual or legal obligations to dismantle certain assets and to restore certain leased sites where we maintain certain telecommunication equipment parts. We account for these obligations in accordance with the requirements of IAS 16 - Property, Plant and Equipment, IAS 37 - Provisions, Contingent Liabilities and Contingent Assets and IFRIC Interpretation 1 - Changes in Existing Decommissioning, Restoration and Similar Liabilities.

As disclosed in Note 2 — Accounting Policies (Tangible Assets) and Note 24 – Provisions of the Notes to the Consolidated Financial Statements included in our 2009 Form 20-F, we recognize a restoration liability and we capitalize the related estimated restoration cost as part of the cost of certain of our network assets. These costs are depreciated and charged to the separate income statement over the useful life of the related tangible assets, while a finance expense is recognized in the separate income statement for the change in the provision due to the passage of time (“unwinding of the discount”).

Prior to January 1, 2008 the assets and liabilities related to the provisions for restoration costs had no tax relevance (tax bases of nil) and the related depreciation and finance expenses were not deductible. The net deductible temporary differences gave rise to the consequent recording of net deferred tax assets.

Starting from January 1, 2008, as a result of the application of the so called “derivation regime”, the new provisions for restoration costs that arise from obligations incurred starting from January 1, 2008 are tax relevant and therefore the related depreciation expenses as well as the related finance expenses are deductible for tax purposes, while no further cost is deductible when restoration costs are actually incurred.

However, as mentioned above, the derivation regime initially provided that the tax bases of the provisions and assets for restoration costs recorded prior to January 1, 2008 and their subsequent changes (accrual, reversals and depreciation) would continue to be treated in accordance with the previous rules described above. As a consequence, for tax purposes in the year 2008 we maintained two different calculations of the depreciation and of the unwinding, one related to the obligations incurred before January 1, 2008, and one for the 2008 obligations.

During 2009, Telecom Italia opted, as allowed by Legislative Decree No. 185/2008, for the realignment of the tax bases of the provision for restoration costs and of the related assets recognized prior to January 1, 2008, with their book (IFRS) bases. As a consequence, the net (negative) balance (the balance of the provision for restoration costs which is higher than the balance of the restoration costs capitalized as tangible assets, as of January 1, 2009) recorded in our balance sheet is being deducted, as part of the “Global balance methodology” described in the prior paragraphs, in 5 equal installments, starting from the year 2009 and for the following four years.  At the same time, depreciation expenses and finance expenses related to the restoration provisions recognized in connection with obligations incurred prior to January 1, 2008 became tax deductible, with no differences compared to the treatment of the provisions recognized since January 1, 2008.

Finally, as stated in our letter of August 4, 2010, we will revise in our future filings our disclosure to clarify the effects of the provision of Article 15 of Legislative Decree No. 185/2008. As part of such revision, we would also modify the table where we detail the temporary differences for which we recognize deferred tax assets and liabilities. In such table, included in Note 9 — Deferred tax assets and deferred tax liabilities of the Notes to the 2009 Consolidated Financial Statements we continued to disclose, also to facilitate the comparison with the prior year, the original temporary differences which, after the realignment, have changed into a tax benefit (unused tax credit). In order to enhance our disclosure on this item, in future filings we propose to disclose and classify in a single line item of the table, labelled “Unused tax credit”, all the former temporary differences which have resulted in the unused tax credit.

The disclosure would read as follows:

“Pursuant to article 15 of Legislative Decree No. 185/2008, Italian entities had the option to realign the tax base of assets and liabilities recognized prior to January 1, 2008 and still existing at January 1, 2009 to their book basis upon making certain tax filings. Telecom Italia decided to utilize this opportunity and as a result, the net deductible temporary difference which existed as of January 1, 2009 in connection with these assets and liabilities was deducted in 2009 (and will be deducted on a straight-line basis through 2013) in  determining our taxable profit. This represents a tax benefit which we will realize over the five year period of 2009-2013. As a consequence, net deferred tax assets relative to this tax credit, amounting to approximately 300 million euros, will be reversed, in accordance with the requirements of the tax law, on a straight-line basis by approximately 60 million euros per year.  As of December 31, [●] the unused tax credit amounts to approximately [●]  million euros.”.

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Telecom Italia acknowledges that:

•	Telecom Italia is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Telecom Italia may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact Riccardo Taranto (tel: 011-39-02-8595-6850, fax: 011-39-02-8595-6987) or our counsel, Jeffrey M. Oakes (tel: 011-44-20-7418-1386, fax: 011-44-20-7710-4886). Any further questions or comments should be sent directly to Mr. Taranto or Mr. Oakes.

Very truly yours,
/s/ Andrea Mangoni
Chief Financial Officer

cc:
Melissa Hauber
Senior Staff Accountant

Carlos Pacho
Senior Assistant Chief Accountant

Riccardo Taranto
Chief Accounting Officer
Telecom Italia S.p.A.
Jeffrey M. Oakes
Davis Polk & Wardwell LLP
Luigi Conti
Reconta Ernst & Young S.p.A.